UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

655664100

(CUSIP Number)

Erik B. Nordstrom

Peter E. Nordstrom

Nordstrom, Inc.

1617 Sixth Avenue, Seattle, Washington

(206) 628-2111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Keith A. Trammell

Michael Gilligan

Wilmer Cutler Pickering Hale and Dorr LLP

1225 17th Street Suite 2600,

Denver, CO 80202

April 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Erik B. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,579,449
	8	Shared Voting Power 8,533,206
	9	Sole Dispositive Power 3,579,449
	10	Shared Dispositive Power 8,533,206
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,155,301*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.45%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Person. The group beneficially owns 15,538,791 shares of Common Stock in the aggregate, representing approximately 9.52% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Peter E. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,250,092
	8	Shared Voting Power 8,666,604
	9	Sole Dispositive Power 3,250,092
	10	Shared Dispositive Power 8,666,604
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,092,740*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.41%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Person. The group beneficially owns 15,538,791 shares of Common Stock in the aggregate, representing approximately 9.52% of the outstanding shares of Common Stock.  See Item 5.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, no par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

Item 2.	Identity and Background.

(a)            This Schedule 13D is being filed by Erik B. Nordstrom and Peter E. Nordstrom (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)            The principal business address of each Reporting Person is 1617 Sixth Avenue, Seattle, Washington, 98101.

(c)            (i)             Erik B. Nordstrom is the Chief Executive officer of the Issuer, a position he has held since 2020. Prior to that, he served as Co-President of the Issuer, a position he had held starting in May 2015. Mr. Nordstrom has previously served as Executive Vice President and President — Nordstrom.com from May 2014 to May 2015. From February 2006 to May 2014, Mr. Nordstrom was the Issuer’s Executive Vice President and President — Stores. From August 2000 to February 2006, Mr. Nordstrom served as Executive Vice President — Full-Line Stores. Mr. Nordstrom previously served as Executive Vice President and Northwest General Manager from February 2000 to August 2000, and as Co-President of the Issuer from 1995 to February 2000. Mr. Nordstrom has spent more than 40 years with the Issuer, holding positions spanning all aspects of the retail business. He was recently recognized by Barron’s as one of the top CEOs of 2022. The Issuer operates leading fashion specialty retail stores. Its principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

(ii)            Peter E. Nordstrom is the President and Chief Brand Officer of the Issuer, a position he has held since 2020. Prior to that, he served as Co-President of the Issuer, a position he had held starting in May 2015. Mr. Nordstrom has previously served as the Issuer’s Executive Vice President and President — Merchandising from February 2006 to May 2015. From September 2000 to February 2006, Mr. Nordstrom served as Executive Vice President and President — Full-Line Stores. Mr. Nordstrom previously served as Executive Vice President and Director of Full-Line Store Merchandise Strategy from February 2000 to September 2000, and as Co-President of the Issuer from 1995 to 2000. Like his brother, Mr. Nordstrom has spent more than 40 years with the Issuer, holding positions spanning all aspects of the retail business. The Issuer operates leading fashion specialty retail stores. Its principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

(d)            During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 17, 2024, due to the health of their father, Bruce Nordstrom, the Reporting Persons acquired (i) shared beneficial ownership of 1,555,200 shares of Common Stock by accepting trusteeship, as successor trustees to their father, of the 1976 Bruce A. Nordstrom Trust (aka Elizabeth Nordstrom 1976 Trust fbo Bruce Nordstrom), and (ii) shared beneficial ownership of 6,935,360 shares of Common Stock by accepting trusteeship, as successor trustees to their father, of the Frances W. Nordstrom Trust fbo BAN created under will dated April 4, 1984. The foregoing transfers of beneficial ownership are collectively referred to herein as the “Intra-Family Transfers” and individually as an “Intra-Family Transfer.” No pecuniary or other consideration was exchanged in connection with the Reporting Person’s assumption of successor trustee duties with respect to these trusts or the Common Stock held by them.

With respect to the Going Private Transaction described in Item 4 below, the Reporting Persons may seek debt and/or equity financing to consummate one or more of the transactions described in Item 4 below. At this time, the Reporting Persons have not secured commitments for any such debt or equity financing and there can be no assurance that the Reporting Persons will be able to obtain the funds necessary to consummate one or more of the transactions described in Item 4 below.

Item 4.	Purpose of Transaction.

The purpose of the Intra-Family Transfers is to transfer voting and dispositive power in respect of those shares for no consideration to the Reporting Persons due to the health of their father, Bruce Nordstrom.

The Reporting Persons, as fourth generation leaders of the Issuer, regularly monitor and evaluate the Issuer’s business, financial condition, operating results and prospects. In February 2024, the Reporting Persons, whose individual and combined beneficial ownership of Common Stock at that time was below 5%, advised the Board of their desire to make a proposal for consideration by the Board and explore potential equity financing for a “going private transaction” involving the acquisition of the outstanding shares of Common Stock of the Issuer (a “Going Private Transaction”). They also agreed to condition any Going Private Transaction on the affirmative vote by a majority of the votes entitled to be voted by unaffiliated stockholders of the Issuer. The Issuer’s Board subsequently approved the formation of a Special Committee of certain independent and disinterested directors to review any proposal for a Going Private Transaction.

In consideration of the Reporting Persons entering into the letter agreement described more fully in Item 6, the Board approved in advance the Reporting Persons’ formation of a group for purposes of Section 23B.19.040(1) of the Washington Business Corporation Act (the “Moratorium Statute”) with certain other members of the Nordstrom family and their related persons, who have not yet formed a group with the Reporting Persons. Subject to certain exceptions (including approval by a board of directors in advance of a person’s or group’s acquiring beneficial ownership of ten percent (10%) or greater of the voting power), the Moratorium Statute prohibits a “significant business transaction” between a Washington publicly traded corporation and a ten percent (10%) or greater group during a five-year period following that group’s formation.

The Reporting Persons intend to engage in discussions with the Special Committee and third parties regarding the potential Going Private Transaction, including the terms on which such a transaction could be effected.

The Reporting Persons have retained Moelis & Company LLC to serve as their financial advisor and Wilmer, Cutler, Pickering, Hale and Dorr LLP as their legal advisor.

No assurances can be given regarding the terms and details of any transaction, that any proposal will be made by the Reporting Person or any affiliated person or group, that any proposal made by the Reporting Persons regarding a proposed transaction will be accepted by the Issuer and/or shareholders of the Issuer, that definitive documentation relating to any such transaction will be executed, or that a transaction will be consummated in accordance with that documentation, if at all.

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer will be able to obtain such documents (when and if available) free of charge at the Commission’s web site, www.sec.gov.

Item 5.	Interest in Securities of the Issuer.

(a)            As of April 17, 2024, the Reporting Persons, on a combined basis, are the beneficial owners of an aggregate of 15,538,791 shares of Common Stock of the Issuer, representing approximately 9.52% of the outstanding shares of Common Stock of the Issuer.1

(b)           Erik B. Nordstrom has:

(i)             sole power to vote or direct the vote of 3,579,449 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 8,533,206 shares of Common Stock;

(iii)            sole power to dispose or direct the disposition of 3,579,449 shares of Common Stock; and

(iv)           shared power to dispose or direct the disposition of 8,533,206 shares of Common Stock.

Erik B. Nordstrom reports beneficial ownership of 12,155,301 shares of Common Stock, representing 7.45% of the outstanding shares of Common Stock.

1        Based on 163,258,230 shares of Common Stock issued and outstanding as of March 13, 2024, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on April 11, 2024, the most recently filed Securities Exchange Act of 1934 filing made by the Issuer that contains outstanding share information.

The shares of Common Stock with respect to which Erik B. Nordstrom reports shared voting and dispositive power consist of (i) 42,646 shares of Common Stock owned by his spouse, Julie Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership; (ii) 1,555,200 shares of Common Stock held in a family trust with Erik B. Nordstrom and Peter E. Nordstrom, as co-trustees and beneficiaries; and (iii) 6,935,360 shares of Common Stock held in a family trust for the benefit of Bruce Nordstrom, with Erik B. Nordstrom and Peter E. Nordstrom, as co-trustees and contingent beneficiaries, and Charles W. Riley, Jr. as co-trustee.

Applicable information required by Item 2 for Peter E. Nordstrom is provided in Item 2 above.

Peter E. Nordstrom has:

(i)             sole power to vote or direct the vote of 3,250,092 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 8,666,604 shares of Common Stock;

(iii)            sole power to dispose or direct the disposition of 3,250,092 shares of Common Stock; and

(iv)            shared power to dispose or direct the disposition of 8,666,604 shares of Common Stock.

Peter E. Nordstrom reports beneficial ownership of 12,092,740 shares of Common Stock, representing 7.41% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Peter E. Nordstrom reports shared voting and dispositive power consist of (i) 176,044 shares of Common Stock owned by his spouse, Brandy Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership; (ii) 1,555,200 shares of Common Stock held in a family trust with Erik B. Nordstrom and Peter E. Nordstrom, as co-trustees and beneficiaries; and (iii) 6,935,360 shares of Common Stock held in a family trust for the benefit of Bruce Nordstrom, with Erik B. Nordstrom and Peter E. Nordstrom, as co-trustees and contingent beneficiaries, and Charles W. Riley, Jr. as co-trustee.

Applicable information required by Item 2 with respect to Mr. Riley is as follows:

Mr. Riley’s principal occupation is as a practicing attorney and shareholder at Lane Powell PC. His principal place of business is located at Lane Powell PC, 1420 Fifth Avenue, Suite 4200, Seattle, Washington 98101-2375. During the last five years, Mr. Riley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Riley is a citizen of the United States of America.

(c)            In addition to the Intra-Family Transfers described in Item 3 above, the following transactions have occurred in the past sixty days:

On March 31, 2024, pursuant to the Issuer’s Employee Stock Purchase Plan (as amended and restated from time to time, the “Employee Stock Purchase Plan”), Erik P. Nordstrom purchased 1,000 shares of the Issuer’s Common Stock at a price of $18.243 per share.

On March 7, 2024, pursuant to the Issuer’s 2019 Equity Incentive Plan (as amended from time to time, the “2019 Equity Incentive Plan”), the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) 103,760 restricted stock units that in three equal annual installments on March 10, 2025, March 10, 2026 and March 10, 2027 and (ii) 113,156 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2024 through fiscal year 2026 is based upon the Issuer’s sales and earnings before interest and tax margin results over that year. One third of the total target number of performance share units will be allocated to three separate 1-year performance cycles.

(d)            Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported herein as beneficially owned.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Letter Agreement

The Reporting Persons and the Issuer entered into a letter agreement on April 17, 2024 (the “Letter Agreement”), pursuant to which the Reporting Persons agreed to customary non-disclosure and non-use obligations for a specified time period, subject to certain exceptions. The Letter Agreement also contains standstill provisions that prohibit the Reporting Persons from taking certain actions from the date of the Letter Agreement until April 17, 2025, unless requested in writing in advance by the Special Committee’s representatives. Actions prohibited during the standstill period include the Reporting Persons and their representatives, directly or indirectly, (A) acquiring any voting securities of the Issuer (subject to exceptions for gifts, equity awards received or exercised as compensation or intra-family or estate planning related transfers), (B) offering or proposing (publicly or privately) to enter into any merger, business combination, recapitalization, restructuring or similar transaction with the Issuer or any subsidiary of the Issuer, (C) initiating shareholder proposals (subject to certain exceptions), and (D) soliciting any proxies or otherwise seeking to influence or advise a vote with respect to any matter described in the foregoing clauses (A), (B) and (C). Subject to certain exceptions and limitations set forth in the Letter Agreement, the standstill provisions do not prohibit the Reporting Persons from engaging in discussions with the Special Committee or making disclosures required by law. The Letter Agreement also contains restrictions that prohibit the Reporting Persons from, directly or indirectly, soliciting to employ or employing certain employees of the Issuer for a specified time period and subject to certain exceptions.

Equity Awards

On March 7, 2024, pursuant to the Issuer’s 2019 Equity Incentive Plan (as amended from time to time, the “2019 Equity Incentive Plan”), the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) 103,760 restricted stock units that in three equal annual installments on March 10, 2025, March 10, 2026 and March 10, 2027 and (ii) 113,156 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2024 through fiscal year 2026 is based upon the Issuer’s sales and earnings before interest and tax margin results over that year. One third of the total target number of performance share units will be allocated to three separate 1-year performance cycles.

On March 6, 2023, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 130,194 shares of Common Stock that vest 50% on March 10, 2026 and 50% on March 10, 2027 and (ii) 96,958 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2023 through fiscal year 2025 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period. On December 8, 2023, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 670 shares of Common Stock as a result of the conversion of 670 performance share units, and forfeited such 670 shares for tax purposes.

On March 3, 2022, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 102,506 shares of Common Stock that vest 50% on March 10, 2025 and 50% on March 10, 2026 and (ii) 70,536 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2022 through fiscal year 2024 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period. On December 19, 2022, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 603 shares of Common Stock as a result of the conversion of 603 performance share units, and forfeited such 603 shares for tax purposes. On December 8, 2023, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 532 shares of Common Stock as a result of the conversion of 532 performance share units, and forfeited such 532 shares for tax purposes.

On March 4, 2021, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 297,619 shares of Common Stock that vest 50% on March 10, 2024 and 50% on March 10, 2025, subject to the condition that the average daily closing price of the Company's common stock, as reported by the New York Stock Exchange, meets or exceeds $45 per share for any twenty consecutive trading day period prior to March 10, 2025.

On August 18, 2020, pursuant to the Issuer’s 2019 Equity Incentive Plan, effective August 27, 2020, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 245,829 shares of Common Stock that vested in full on September 10, 2022.

On March 9, 2020, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 147,407 shares of Common Stock that vest in four equal installments on March 10, 2021, March 10, 2022, March 10, 2023 and March 10, 2024.

On March 5, 2019, pursuant to the Issuer’s 2010 Equity Incentive Plan (as amended and restated from time to time, the “2010 Equity Incentive Plan”), the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 73,069 shares of Common Stock that vested in four equal installments on March 10, 2020, March 10, 2021, March 10, 2022 and March 10, 2023.

On March 6, 2018, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom 54,223 restricted stock units that vested in four equal installments on March 10, 2019, March 10, 2020, March 10, 2021 and March 10, 2022.

Other

From time to time, both of Peter E. Nordstrom and Erik B. Nordstrom have additionally transacted in amounts of the Issuer’s for various reasons, such as disposing of shares to satisfy tax obligations in connection with the vesting of restricted stock units or transacting pursuant to an SEC Rule 10b5-1 trading arrangement then in effect. All of the Issuer’s executives are required, pursuant to the Issuer’s stock ownership guidelines, to effect any open market transactions pursuant to SEC Rule 10b5-1 trading arrangements.

Each of Peter E. Nordstrom and Erik B. Nordstrom participate in the Issuer’s Employee Stock Purchase Plan, as amended and restated from time to time, which allows eligible employees of the Issuer with an opportunity to increase their proprietary interest in the success of the Issuer by purchasing shares from the Issuer on favorable terms and to pay for such purchases through payroll deductions.

Except for the other agreements and arrangements described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit		Method of Filing
Exhibit 1	Joint Filing Agreement, dated as of April18, 2024, by and among Erik B. Nordstrom and Peter E. Nordstrom	Filed herewith
Exhibit 2	Power of Attorney dated as of April 18, 2024	Filed herewith
Exhibit 3	Letter Agreement, dated as of April 17, 2024, between the Reporting Persons and the Special Committee.	Filed herewith
Exhibit 4	Form of 2018 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 8, 2018, Exhibit 10.1
Exhibit 5	Form of 2019 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2019, Exhibit 10.1
Exhibit 6	Form of 2020 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 3, 2020, Exhibit 10.1
Exhibit 7	Form of 2020 Nonqualified Stock Option Award Agreement – Supplemental Award	Incorporated by reference from the Issuer’s Form 10-Q filed on June 10, 2020, Exhibit 10.5
Exhibit 8	Form of 2023 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 6, 2023, Exhibit 10.1
Exhibit 9	Form of 2024 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2024, Exhibit 10.1
Exhibit 10	Form of 2022 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 28, 2022, Exhibit 10.2

Exhibit 11	Form of 2023 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 6, 2023, Exhibit 10.2
Exhibit 12	Form of 2024 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2024, Exhibit 10.2
Exhibit 13	Nordstrom, Inc. 2010 Equity Incentive Plan	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 8, 2010
Exhibit 14	Nordstrom, Inc. 2010 Equity Incentive Plan as amended February 27, 2013	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 1, 2013
Exhibit 15	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 26, 2014	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.4
Exhibit 16	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 16, 2017	Incorporated by reference to Appendix A to Issuer’s Form DEF 14A filed on April 5, 2017
Exhibit 17	Nordstrom, Inc. 2019 Equity Incentive Plan	Incorporated by reference to Appendix B to the Registrant’s Form DEF 14A filed on April 12, 2019
Exhibit 18	Nordstrom, Inc. 2019 Equity Incentive Plan (2020 Amendment)	Incorporated by reference to Appendix B to the Issuer’s DEF 14A filed on April 7, 2020
Exhibit 19	Nordstrom, Inc. 2019 Equity Incentive Plan (2023 Amendment)	Incorporated by reference to Appendix B to the Issuer’s DEF 14A filed on April 28, 2023
Exhibit 20	Nordstrom, Inc. Employee Stock Purchase Plan (2023 Amendment)	Incorporated by reference to Appendix C to the Issuer’s DEF 14A filed on April 28, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2024
/s/ Erik B. Nordstrom
Erik B. Nordstrom

/s/ Peter E. Nordstrom
Peter E. Nordstrom

Exhibit Index

Exhibit		Method of Filing
Exhibit 1	Joint Filing Agreement, dated as of April18, 2024, by and among Erik B. Nordstrom and Peter E. Nordstrom	Filed herewith

Exhibit 2	Power of Attorney dated as of April 18, 2024	Filed herewith

Exhibit 3	Letter Agreement, dated as of April 17, 2024, between the Reporting Persons and the Special Committee.	Filed herewith

Exhibit 4	Form of 2018 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 8, 2018, Exhibit 10.1

Exhibit 5	Form of 2019 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2019, Exhibit 10.1

Exhibit 6	Form of 2020 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 3, 2020, Exhibit 10.1

Exhibit 7	Form of 2020 Nonqualified Stock Option Award Agreement – Supplemental Award	Incorporated by reference from the Issuer’s Form 10-Q filed on June 10, 2020, Exhibit 10.5

Exhibit 8	Form of 2023 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 6, 2023, Exhibit 10.1

Exhibit 9	Form of 2024 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2024, Exhibit 10.1

Exhibit 10	Form of 2022 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 28, 2022, Exhibit 10.2

Exhibit 11	Form of 2023 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 6, 2023, Exhibit 10.2

Exhibit 12	Form of 2024 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2024, Exhibit 10.2

Exhibit 13	Nordstrom, Inc. 2010 Equity Incentive Plan	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 8, 2010

Exhibit 14	Nordstrom, Inc. 2010 Equity Incentive Plan as amended February 27, 2013	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 1, 2013

Exhibit 15	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 26, 2014	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.4

Exhibit 16	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 16, 2017	Incorporated by reference to Appendix A to Issuer’s Form DEF 14A filed on April 5, 2017

Exhibit 17	Nordstrom, Inc. 2019 Equity Incentive Plan	Incorporated by reference to Appendix B to the Registrant’s Form DEF 14A filed on April 12, 2019

Exhibit 18	Nordstrom, Inc. 2019 Equity Incentive Plan (2020 Amendment)	Incorporated by reference to Appendix B to the Issuer’s DEF 14A filed on April 7, 2020

Exhibit 19	Nordstrom, Inc. 2019 Equity Incentive Plan (2023 Amendment)	Incorporated by reference to Appendix B to the Issuer’s DEF 14A filed on April 28, 2023

Exhibit 20	Nordstrom, Inc. Employee Stock Purchase Plan (2023 Amendment)	Incorporated by reference to Appendix C to the Issuer’s DEF 14A filed on April 28, 2023